February 6, 2007

VIA FACSIMILE AND EDGAR

Ms. Linda van Doorn

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hewitt Associates, Inc.
File No. 1-31351
Form 10-K for Fiscal Year Ended September 30, 2006
Form 8-K filed December 7, 2006

Dear Ms. Doorn:

On behalf Hewitt Associates, Inc.. (the “Company”), this letter responds to the Commission’s letter dated January 29, 2007 to Mr. John Park containing the Staffs comments with respect to the above-referenced filings. For your convenience, each of the Staff’s comments is reprinted in bold below.

Form 10-K for fiscal year ended September 30, 2006

Exhibits

Exhibit 31.1 and 31.2

1.	We note that your certifications include the title of the certifying individual in the, “I, (identify certifying individual), certify that:” line. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

In response to your question regarding the title of the certifying individual being included in the opening sentence to the exhibits, we will remove this reference in our future filings. In addition, we can confirm that the officers have signed the certifications provided in Exhibits 31.1 and 31.2 to the Company’s Form 10-K for the fiscal year ended September 30, 2006 in a personal capacity.

Form 8-K dated December 7, 2006

2.	Please explain to us how you are accounting for the performance share unit awards under SFAS 123(R). Specifically address how you are determining the fair value of these units at issuance.

The Company is accounting for the performance share unit awards granted on December 1, 2006 as equity in accordance with SFAS 123(R). The awards vest upon the satisfaction of both a service condition and three performance conditions. The performance conditions are: earnings per share, pretax operating income and net revenue. The performance cycle commences on October 1, 2006 and ends on September 30, 2007. The service period ends on September 30, 2009, at which time the units fully vest. As of the date of grant, the Company determined that the performance conditions were probable of achievement. As such, the Company began to record compensation expense as of December 1, 2006. Compensation expense will be recognized over the remaining service period; that is thirty-four months. The amount of compensation expense to be recorded was calculated by multiplying the fair value assigned to each unit by the number of units to be awarded, less an estimated forfeiture rate. The quoted market price of the stock at the date of grant was the fair value assigned to each unit.

The Company acknowledges that,

•	We are responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (847) 442-6803.

Sincerely,

By:	/s/ John J. Park
John J. Park Chief Financial Officer